

August 19, 2015

Via E-mail
Benjamin S. Miller
Chief Executive Officer
Fundrise Real Estate Investment Trust, LLC
1519 Connecticut Avenue, NW, Suite 200
Washington, DC 20036

> **Re:** **Fundrise Real Estate Investment Trust, LLC**
> **Amendment No. 2 to Draft Offering Statement on Form 1-A**
> **Submitted July 29, 2015**
> **CIK No. 0001645583**

Dear Mr. Miller:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Summary, page 10

Distributions, page 15

1.   We note your response to comment 9 of our letter dated July 17, 2015. We continue to note that you have limited assets and no revenues or operating history; thus, it does not appear that you have a reasonable basis for the estimated distribution. Please revise to remove the estimated distribution or further explain to us how the estimated distribution is appropriate.

Valuation Policies, page 98

2.   We note your response to our previous comment 15. Please explain to us the methodologies that will be used to determine the fair values.

Appendix B – Form of Subscription Agreement

3.   We note your revisions in response to comment 18. Section 3.5 continues to require that a subscriber represent they have "carefully read" the terms and provisions of this Agreement, the Offering Circular and the Operating Agreement. Please revise or provide us with your analysis of how this representation is consistent with Section 14 of the Securities Act. Please refer to the Commission's guidance regarding impermissible legends or disclaimers, contained in Securities Offering Reform Release No. 33-8591 (2005).

You may contact Isaac Esquivel, Staff Accountant, at 202-551-3395 or Jaime John, Accounting Branch Chief, at 202-551-3446 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Kim McManus, Staff Attorney, at 202-551-3215 or Sonia Barros at 202-551-3655 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Via E-mail
        Mark Schonberger
        Goodwin Procter LLP